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                                    EXHIBIT 5

May 30, 2000

Board of Directors
Amrep Corporation
c/o Edward B. Winslow
Jacobs Persinger & Parker
77 Water Street
New York, NY 10005

Re:  Acquisition of Amrep Corporation

Gentlemen:

David P. Maniatis, Principal, Recorp Companies, and Steve Robson, Developer and Owner, Scott Homes and Robson Communities, are forming a joint venture for the purpose of acquiring the Company. Recorp has major land holdings in Phoenix, Arizona and Albuquerque, New Mexico including 10,000 acres on the Western border of Rio Rancho, and thousands of single family residential lots in various stages of development in Phoenix. Robson Communities is one of the largest private retirement community developers in the Country, with operations in Arizona and Texas.

Amrep Corporation has for the past few years carried out various business strategies which have failed to attract the investment community=s support and accordingly, Amrep=s stock price has declined sharply. Higher interest rates and the possibility of still higher rates in the future will continue to negatively impact Amrep>s stock as well as concerns regarding management, Kable News Company, Shasta Real Estate Company, concentrating of assets in Albuquerque, and unrelated businesses. As private developers, we are not subject to the pressures of a public company and we can deal with properties on a purely economic basis.

Accordingly, we hereby offer to acquire Amrep Corporation in a cash merger transaction at a price of $9 per share and all outstanding options at a price equal to the difference between the option exercise price and $9 per share, subject to due diligence.

We have obtained serious indications of interest in providing financing commitments and we believe such financing is readily obtainable given the resources of our joint venturers. In your consideration of this offer, we are prepared to meet with you and describe our anticipated financing sources and our ability to consummate the acquisition.

If we do not receive a response in writing delivered to Recorp's offices by 3:00 p.m. New York time, June 2, 2000, then our offer is hereby revoked.

Very truly yours,

/s/ David P. Maniatis                                /s/ Steve Robson
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David P. Maniatis                                    Steve Robson